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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*

                      Yantai Dahua Holdings Company Limited
                  (formerly Equity Finance Holding Corporation)
--------------------------------------------------------------------------------


                                (Name of Issuer)

                          Common Stock, par value $.001

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     P9898A
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                 David J. Levenson, Esq., 7800 Town Gate Place,
              Bethesda, MD 20817; 301-299-8007; 301-299-8225 (fax).
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 14, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following  box.  [   ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP  No.  P9898A

     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
          Australia  China  Investments  Limited.  Tang  Yuxiang  and  Qu Shuzhi
--------------------------------------------------------------------------------
     2.     Check  the Appropriate Box if a Member of a Group (See Instructions)
          (a)  [ ]
          (b)  [X]

--------------------------------------------------------------------------------

     3.     SEC  Use  Only


--------------------------------------------------------------------------------

     4.     Source  of  Funds  (See  Instructions)  OO.  (See  Item  3)


--------------------------------------------------------------------------------

     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

     6.     Citizenship  or  Place  of  Organization  British  Virgin  Islands

--------------------------------------------------------------------------------

Number  of
Shares
Beneficially
Owned  by
Each
Reporting
Person  With

           7. Sole  Voting  Power      7,000,000  shares  (See Items 3 and 5)
--------------------------------------------------------------------------------
           8. Shared  Voting  Power
--------------------------------------------------------------------------------
           9. Sole  Dispositive  Power     7,000,000  (See  Items  3  and 5)
--------------------------------------------------------------------------------
          10. Shared  Dispositive  Power
--------------------------------------------------------------------------------


    11.    Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person
           7,000,000  shares  (See  Items  3  and  5)

--------------------------------------------------------------------------------


    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------


     13.     Percent  of  Class  Represented  by  Amount  in  Row  (11)  60.2%

--------------------------------------------------------------------------------


     14.     Type  of  Reporting  Person  (See  Instructions)   CO


--------------------------------------------------------------------------------

 ITEM  1.  SECURITY  AND  ISSUER.

The class of equity securities to which this statement relates is common stock, par value $.001. The issuer is Yantai Dahua Holdings Company Limited (Yantai), East of Muping, Yantai, Shangdong, People's Republic of China, formerly Equity Finance Holding Corporation (Equity), Suite 408, Calle Cleofas Ruiz #853B, Zona Centro - C.P. 22710, Playas De Rosarito, B.C., Mexico.

ITEM  2.  IDENTITY  AND  BACKGROUND.

(a) Name: Australia China Investments Limited (ACIL). Mr. Tang Yuxiang is Chairman and Chief Executive Officer of ACIL and Chief Executive Officer of Yantai. Mr. Qu Shuzhi is Deputy General Manager and Chief Accountant of ACIL and a Director of YantaiACIL is engaged in the manufacture and sale of paper products.

(b)     Residence  or  business  address  of  each of ACIL, Mr. Tang and Mr. Qu:
East  of  Muping,  Yantai,  Shangdong,  People's  Republic  of  China.

(c)     Principal  occupation  and  employment:  See  Item  2(a).

(d) During the last five years, neither ACIL nor Mr. Tang or Mr. Qu has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, neither ACIL nor Mr. Tang or Mr. Qu was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction involving federal or state securities laws.

ITEM  3.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

Pursuant to an Agreement and Plan of Share Exchange dated January 10, 2003, by and between ACIL and the ACIL stockholders, Messrs. Tang and Qu, on the one hand, and Equity and certain Equity stockholders, on the other hand, Equity issued 7,000,000 Equity shares and the Equity stockholders transferred 3,000,000 of their 4,634,100 Equity shares to the ACIL stockholders, Messrs. Tang and Qu, in exchange for their 5,000,000 ACIL shares.

Subsequent to and in connection with the exchange, Messrs. Tang and Qu distributed 2,000,000 Equity shares to their designees, with the result that Mr. Tang beneficially owns 6,000,000 Equity shares (through Magic Growth Investments Ltd.) and Mr. Qu beneficially owns 1,000,000 Equity shares (through Success Channel Limited).

Also, in connection with the exchange, Equity changed its name to Yantai Dahau Holdings Company Limited, all directors and executive officers of Equity resigned, Messrs.Tang and Qu were appointed directors of Yantai along with Mr. Yu Shou Ping, Mr. Yu Zhou and Mr. Xiong Shi Gui, Mr. Tang was appointed Chief Executive Officer and Mr. Leung Wai Chiu Albert was appointed Chief Financial Officer.

ITEM  4.  PURPOSE  OF  TRANSACTION.

Messrs. Tang and Qu entered into the exchange for the purpose of acquiring control of Yantai, formerly Equity. Although Messrs. Tang and Qu reserve the right to revise their plans, they presently have no plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board (except as described in Item 3);

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure (except that Yantai, formerly Equity, now is engaged in the business of the manufacture and sale of paper products);

(g) Changes in the issuer's governing instruments which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)     Any  action  similar  to  any  of  those  enumerated  above.

ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER.

As a result of the exchange and sale described in Item 3, Messrs. Tang and Qu, the ACIL stockholders, hold an aggregate of 7,000,000 of the issuer's outstanding 11,634,100 shares, representing about 60.2% of Yantai's issued and outstanding shares.

Each of Mr. Tang and Mr. Qu  has the sole power to vote or to direct the vote of
his  6,000,000  and  1,000,000  shares,  respectively,   and  the  sole power to
dispose  of  or  to  direct  the  voting  of  his  shares.

Each of Mr. Tang and Mr. Qu disclaims beneficial ownership of any shares other than his own.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

There are no present or proposed contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer.

ITEM  7.  MATERIAL  TO  BE  FILED  AS  EXHIBITS.

Agreement and Plan of Share Exchange dated January 10, 2003, by and between ACIL and the ACIL stockholders, on the one hand, and Equity and certain Equity stockholders, on the other.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. Although the undersigned file this statement together, each denies any agreement to act together for the purpose of acquiring, holding, voting or disposing of equity securities of the issuer (except as and to the extent described in Item 3), disclaims the existence of a group and disclaims beneficial ownership of any shares other than his own.

AUSTRALIA  CHINA  INVESTMENT  LIMITED

BY______________________________________
     TANG  YUXIANG,  CHAIRMAN  AND  CHIEF  EXECUTIVE  OFFICER

DATE:___________________________________

TANG  YUXIANG
__________________________________________
DATE:  _____________________________________

QU  SHUZHI
__________________________________________
DATE:  _____________________________________
__________________________________________